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                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                                                 Commission File Number: 1-15032

                          NOTIFICATION OF LATE FILING

                                   Form 20-F

     For the Period Ended:  September 30, 2000

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


                                     PART 1
                             REGISTRANT INFORMATION

                                   Enodis plc
                           (Full name of registrant)

           1 Farnham Road, Guildford, Surrey, GU2 4RG United Kingdom
                    (Address of principal executive office)


                                    PART II
                            RULE 12B-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense, and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x] (b) The subject annual report on Form 20-F will be filed on or before the 15th calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                                    PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 20-F could not be filed within the prescribed time period:

     Subsequent to the end of the registrant's fiscal year, in late January 2000, the registrant relocated its executive offices from London, England to Guildford, England. After the move, the registrant also began negotiations to refinance its primary credit facility. Those negotiations were finalized in March 2001. The relocation and refinancing put significant strain on management's time, which would have otherwise been used to prepare the Form 20-F.

     For these reasons, the registrant has been delayed in completing its financial statements and the other portions of the Form 20-F, and the Form 20-F could not have been completed within the prescribed time period without unreasonable effort and expense.


                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

               David Hooper      (011) (44) 1483-549-080
               (Name)            (Telephone number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [x] Yes  [  ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [  ] Yes  [x] No



                                   Enodis plc
                  (Name of registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 29, 2001                    By:  /s/  Andrew J. Allner
                                                  Andrew J. Allner
                                                  Title: Chief Financial Officer
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     Instruction.  The form may be signed by an executive officer of the registrant or by any other duly authorized representative. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION:

     Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).